Exhibit 99.28

CONSENT OF EXPERT
March 30, 2023
Eldorado Gold Corporation
United States Securities and Exchange Commission
Ladies and Gentlemen:
Re: Eldorado Gold Corporation

I, Jamie Awmack, do hereby consent to the filing of the written disclosure regarding:
•sections 13, 17 and 19 of the Technical Report, Kişladağ Gold Mine, Turkey, effective January 17, 2020, originally prepared by Paul Skayman; and
•other information pertaining to this project
and the use of my name in (i) the Annual Information Form for the year ended December 31, 2022 (the “AIF”) being filed by Eldorado Gold Corporation (the “Company”) with the United States Securities and Exchange Commission as part of the Company’s Form 40-F Annual Report for the year ended December 31, 2022 (the “Form 40-F”), and any amendments thereto, and (ii) any Registration Statement on Form S-8 of the Company incorporating by reference the Company’s AIF and Form 40-F.

By:	/s/Jaime Awmack
Jaime Awmack, P.Eng.